Mail Stop 3561
								February 17, 2006

Mr. Bryan L. Timm
Vice President and Chief Executive Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland, Oregon 97229

	RE:	Columbia Sportswear Company
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 9, 2005
		File No. 0-23939

Dear Mr. Timm:

	We have reviewed the responses in your letter filed on January
31, 2006 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

1. We have reviewed your response to prior comment 1. We advise you that the inclusion of the proposed reconciliation does not have the effect of making your non-GAAP measure a financial measure calculated and presented in accordance with GAAP. Please expand your disclosure to indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors and how management uses this non-GAAP measure in evaluating operating performance. Refer to Release 33-9176.
Results of Operations, page 16

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003

2. We have reviewed your response to prior comment 5 and would like you to further expand your explanations to describe the underlying factors that attributed to your net sales increases. We note your enhanced explanations for the increases in outerwear and footwear were primarily a result of increased sales to large-account customers; however, you did not describe why sales to large-account customers increased and how you achieved those increases. Additionally, please revise or further explain what is meant by "improvement in the segmentation of our products for specific distribution channels and targeted customers" when describing your reasons for increased sportswear sales. You may want to describe the specific improvements that were made for each distribution channel and explain how those improvements increased sales of sportswear.


*      *      *      *      *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Bryan L. Timm
Columbia Sportswear Company
February 17, 2006
Page 2